Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following is a transcript of the third quarter 2020 earnings conference call hosted by Callaway Golf Company on November 9, 2020.

CORPORATE PARTICIPANTS

Patrick Burke Vice President-Treasury, Investor Relations and New Business Development, Callaway Golf Co.	Brian P. Lynch Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Oliver G. Brewer III
President, Chief Executive Officer & Director, Callaway Golf Co.

OTHER PARTICIPANTS

Daniel Imbro Analyst, Stephens, Inc. Susan Anderson Analyst, B. Riley Securities, Inc. Joseph Nicholas Altobello Analyst, Raymond James & Associates, Inc.	John Kernan Analyst, Cowen & Co. LLC Alex Maroccia Analyst, Berenberg Capital Markets LLC Randal J. Konik Analyst, Jefferies LLC

Casey Alexander

Analyst, Compass Point Research & Trading LLC

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by, and welcome to the Callaway Golf Company Third Quarter 2020 Financial Results Conference Call. At this time, all participant lines are in listen-only mode. After the speakers’ presentation, there will a question-and-answer session. [Operator Instructions] Please be advised today’s conference is being recorded. [Operator Instructions]

It’s now my pleasure to hand the conference over to Head of Investor Relations, Patrick Burke. Please go ahead.

Patrick Burke

Vice President-Treasury, Investor Relations and New Business Development, Callaway Golf Co.

Thank you, Holly, and good afternoon, everyone. Welcome to Callaway’s third quarter 2020 earnings conference call. I’m Patrick Burke, the company’s Head of Investor Relations. Joining me on today’s call are Chip Brewer, our President and Chief Executive Officer; Brian Lynch, our Chief Financial Officer; and Jennifer Thomas, our Chief Accounting Officer.

Today, the company issued a press release announcing its third quarter 2020 financial results. A copy of the press release and the associated presentation are available on the Investor Relations section of the company’s website at ir.callawaygolf.com. Most of the financial numbers reported and discussed on today’s call are based on US Generally Accepted Accounting Principles. In the few instances, where we report non-GAAP measures, we reconcile the non-GAAP measures to the corresponding GAAP measures at the back of the presentation in accordance with Regulation G.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Please note that this call will include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from management’s current expectations. We encourage you to review the Safe Harbor statements contained in the presentation and the press release for a more complete description.

Please note that in connection with our prepared remarks, there is an accompanying PowerPoint presentation that may make it easier for you to follow the call today. This earnings presentation is available for download on the Callaway Investor Relations website, under the webcast and presentations tab. Also in the same tab, you can choose to join the webcast to listen to the call and view the slides. As a webcast participant, you were able to flip through the slides.

I would now like to turn the call over to Chip.

Oliver G. Brewer III

President, Chief Executive Officer & Director, Callaway Golf Co.

Thanks, Patrick. Good afternoon and thank you all for joining today’s call. Starting on page 5 of the presentation, we are pleased to be with you today to discuss our Q3 results, results that have exceeded our expectations and strengthen our confidence in the future. This call will allow us to do a deeper dive and answer questions regarding the results as well as share some views on what we believe is a positive outlook for our business.

With the recently announced plans to merge with Topgolf, we are naturally anticipating further questions on that subject as well. To the degree we can, we will certainly answer these questions, but due to time constraints, the primary focus of this call is intended to be the Callaway Golf business.

To aid analysts and by extension investors in further understanding the Topgolf business along with the strategic and financial merits of the merger, we are planning a two-hour Topgolf deep dive and analyst presentation for 11 O’clock Pacific Time, this Thursday November, 12. This presentation will include certain key members of the Topgolf management team and will be recorded and posted on our website.

Having said this and turning to page 6, let’s now jump into our results. As covered in our press release, Q3 represented record results in terms of both sales and earnings. We were pleased with our results in virtually all markets and business segments.

Our golf equipment segment has been experiencing unprecedented demand globally as interest in the sport and participation has surged. We saw strong market conditions in all markets globally. According to Golf Datatech, US retail sales of golf equipment were up 42% during Q3, the highest Q3 on record. US rounds were up 25% in September and are now showing full-year growth, despite the shutdowns earlier this year. We also believe there will be a long-term benefit from the increased participation as we are welcoming both new entrants and returning golfers back to our sport.

Golf retail, outside of resort locations, remains very strong at present and barring a shutdown situation has not been sensitive to the upticks in COVID cases. Inventory of golf retail is at all-time lows and is likely these low inventory levels will continue into next year.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Callaway’s global hard goods market shares remained strong during the quarter. We estimate our US market share is roughly flat year-over-year. Our share in Japan is up slightly and our share in Europe is down slightly.

On a global basis, I believe, we remain the leading golf company in terms of market share and total revenues and the number two ball company. In the US, third-party research showed our brand to once again be the number one club brand in overall brand rating as well as a leader in innovation and technology. Over the last several years, we have shown resilience with these important brand positions. We have also started to show our 2021 product range to key customers and are receiving strong feedback.

Turning to a soft goods and apparel segment, with total revenue only down 3.4% year-over-year, this segment also experienced a rapid recovery in demand during the quarter. The speed and magnitude of the recovery exceeded our expectations. Like our golf equipment business, this segment appears to be well positioned for both the months and years ahead both during the pandemic and after.

Looking at individual businesses in this segment both our TravisMathew and Callaway branded businesses experienced significant year-over-year growth during the quarter. Jack Wolfskin was down year-over-year, but only 16% on a revenue basis with improved trends continuing into October. The hero of the soft goods and apparel segment is certainly e-com, a channel that was strengthened by investments we made over the last several years.

As a result of these investments, we were able to deliver 108% year-over-year growth in this channel during the quarter. E-com is now a significant portion of the channel mix of this segment. We believe our expanded capabilities and strength here will bolster this business growth prospects and profitability going forward.

Long-term we continue to expect our apparel and soft goods segment to grow faster than our overall business and with that growth to deliver operating leverage and enhanced profitability. And although the pandemic delayed our efforts, we still believe we’ll be able to deliver [ph] 15 million (00:07:16) of synergies in the segment over the coming years.

During the quarter, we also made good progress on key initiatives, including the transition to our new 800,000 square foot Superhub distribution center, located just outside of Fort Worth, Texas. We are now completely consolidated into this new facility.

We also made further progress in our Chicopee golf ball facility modernization with productivity rates in this plant ramping positively during the quarter. The primary investment phase on both of these significant projects is behind us now.

Looking forward, we are in a strong financial position and are pleased with the pace of our recovery and the business trends we’re seeing. With the resurgence in the virus, there clearly could be some volatility over the next few months. Portions of Q4 are likely to be at least partially impacted by the increase in restrictions being put into place globally.

Fortunately, for us, these are low impact months for our golf equated business and we currently expect to continue to benefit from increased year-over-year demand. In our apparel and soft goods segment, the impact will be larger than our golf equipment business, but these businesses too are fortunate to be well-positioned in this environment and also benefit from strong e-com capabilities, which should offset some portion of any potential negative impacts in markets where in-store shopping might be constrained. We also benefit from global scale and diversity across all of our segments.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

As demonstrated by our Q3 results, we are fortunate in that our principal business segments are well-positioned for consumer needs and trends both during the pandemic and afterwards. In addition, we are confident that we have both the brands, human capital and financial strength necessary to not only weather this storm, but to also perform well during it and to emerge stronger than when we entered the crisis.

In closing, while we are pleased with our recent results and outlook, the safety and health of the company’s employees, customers and partners continues to be paramount in our minds. As we operate our businesses, we are careful to follow appropriate protocols for social distancing, in-office capacity management, personal protective equipment and other safety precautions.

In addition, our thoughts and prayers continue go out to those directly impacted by the virus and those diligently working on the frontline, protect, serving care for the rest of us.

Brian, over to you.

Brian P. Lynch

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Thank you, Chip. We are happy to report record net sales and earnings in the third quarter of 2020. We feel fortunate that both our golf equipment and soft goods businesses are recovering faster than expected as both businesses support healthy, active outdoor lifestyles and activities that are compatible with social distancing. This faster-than-expected recovery has placed us in a position of strength. Our available liquidity, which includes cash on hand, plus availability, under our credit facilities increased to $630 million at September 30, 2020, compared to $340 million of September 30, 2019.

We’re also excited about our prospective merger with Topgolf, which also provides a healthy active outdoor activity that is compatible with social distancing. And Callaway-Topgolf merger is a natural fit. With a significant overlap in golf consumers, there should be significant advantages to both businesses through increased consumer engagement, marketing and sales opportunities and faster growth that could be achieved on a standalone basis. And the best part is that these synergies provide upside to the financial model we provided.

The financial returns of this transaction are so compelling we did not need the synergies to justify the transaction. Growing the Topgolf [indiscernible] (00:11:17) businesses alone will create significant shareholder value. We look forward to discussing the Topgolf business further during the virtual investor conference on Thursday.

In evaluating our results for the third quarter, you should keep in mind some specific factors that affect year-overyear comparisons. First, as a result of the Jack Wolfskin acquisition in January 2019, we incurred non-recurring transaction and transition-related expenses in 2019.

Second, as a result of the OGIO, TravisMathew and Jack Wolfskin acquisition, we incurred non-cash amortization in 2020 and 2019, including amortization of the Jack Wolfskin inventory step-up in the first quarter of 2019.

Third, we also incurred other non-recurring charges including costs related to the transition to our new North American distribution center in Texas. Implementation costs related to the new Jack Wolfskin IT system and severance costs related to our cost reduction initiatives.

Fourth, the $174 million non-cash impairment charge in the second quarter of 2020 is non-recurring and did not affect 2019 results. Fifth, we incurred and will continue to incur non-cash amortization of the debt discount on the notes issued during the second quarter of 2020. We have provided in the tables to this release, a scheduled breaking out the impact of these items on the third quarter and first nine months results and these items are excluded from our non-GAAP results.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

With those factors in mind, I will now provide some specific financial results. Turning now to slide 10. Today, we are reporting record consolidated third quarter 2020 net sales of $476 million compared to $426 million in 2019, an increase of $50 million or 12%. This increase was driven by a 27% increase in the golf equipment segment resulting from a faster-than-expected recovery and the strength of the company’s product offerings across all skill levels. The company’s soft goods segment is also recovering faster-than-expected with third quarter 2020 sales decreasing only 3.4% versus the same period in 2019.

Changes in foreign currency rates had an $8 million favorable impact on third quarter 2020 net sales. Gross margin was 42.2% in the third quarter of 2020 compared to 44.9% in the third quarter of 2019, a decrease of 270 basis points.

On a non-GAAP basis, gross margin was 42.7% in the third quarter compared to 44.9% in the third quarter of 2019, a decrease of 220 basis points. This decrease is primarily attributable to a decline in gross margin in the soft goods segment due to the impact of COVID-19 on that business, including our proactive inventory reduction initiatives, partially offset by favorable changes in foreign currency exchange rates, an increase in e-commerce sales and a slight increase in overall golf equipment gross margins.

Operating expenses were $137 million in the third quarter of 2020, which is a $14 million decrease compared to $151 million in the third quarter of 2019. Non-GAAP operating expenses for the third quarter were $135 million, a $12 million decrease compared to the third quarter of 2019. This decrease is due to decreased travel and entertainment expenses and the actions we undertook to reduce costs in response to the COVID pandemic.

Other expense was $6 million in the third quarter of 2020 compared to other expense of $7 million in the same period the prior-year. On a non-GAAP basis other expense was $3 million in the third quarter of 2020 compared to $7 million for the comparable period in 2019. The $4 million improvement was primarily related to a net increase in foreign currency related gains, period-over-period, partially offset by $1 million increase in interest expense related to our convertible notes.

Pre-tax earnings was $58 million in the third quarter of 2020 compared to pre-tax earnings of $33 million for the same period in 2019. Non-GAAP pre-tax income was $65 million in the third quarter of 2020 compared to nonGAAP pre-tax income of $37 million in the same period of 2019.

Diluted earnings per share was $0.54 or 96.6 million shares in the third quarter of 2020 compared to earnings per share of $0.32 or 96.3 million shares in the third quarter of 2019. Non-GAAP fully-diluted earnings per share was $0.60 in the third quarter of 2020 compared to fully-diluted earnings per share of $0.36 for the third quarter of 2019. Adjusted EBITDAS was $87 million in the third quarter of 2020 compared to $57 million in the third quarter of 2019, a record for Callaway Golf.

Turning now to slide 11. The first nine months of 2020 net sales was $1.2 million compared to $1.4 million in 2019, a decrease of $174 million or 13%. The decrease was primarily driven by the COVID-19 pandemic, partially offset by an increase in our e-commerce business. The decrease in net sales reflects a decrease in both our golf equipment segment, which decreased 7%; and our soft goods segment, which decreased 21%. This decrease also reflects a decrease in all major regions and product categories, period-over-period due to COVID-19. Changes in foreign currency rates positively impacted first nine months 2020 net sales by $2 million.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Gross margin was 42.7% in the first nine months of 2020 compared to 45.8% in the first nine months of 2019, a decrease of 310 basis points. Gross margins in 2020 were negatively impacted by the North America warehouse consolidation and in 2019 were negatively impacted by the non-recurring purchase price step-up associated with the Jack Wolfskin acquisition.

On a non-GAAP basis, [ph] excluding these recurring item (00:18:01) – excuse me, non-recurring items, gross margin was 43.3% in the first nine months of 2020 compared to 46.6% in the first nine months of 2019, a decrease of 330 basis points. The decrease in non-GAAP gross margin is primarily attributable to the decrease in sales related to the COVID-19 pandemic, cost associated with idle facilities during the government mandated shutdown and the company’s inventory reduction initiatives. The decrease in gross margin during the first nine months was partially offset by an increase in the company’s e-commerce business.

Operating expense was $592 million in the first nine months of 2020, which is $111 million increase compared to $481 million in the first nine months of 2019. This increase is due to the $174 million non-cash impairment charge related to the Jack Wolfskin goodwill and trade name.

Excluding the impairment charge and other items previously mentioned, non-GAAP operating expenses for the first nine months of 2020 were $410 million, a $58 million decrease compared to $468 million in the first nine months of 2019. This decrease is due to our cost reduction initiatives, decreased travel and entertainment expenses, as well as a reduction in variable expenses due to lower sales.

Other expense was approximately $7 million in the first nine months of 2020 compared to other expense of $28 million in the same period of the prior-year. On a non-GAAP basis, other expense was $3 million for the first nine months of 2020 compared to $24 million for the same period 2019. The $21 million improvement is primarily related to a $22 million increase in foreign currency related gains period-over-period, including the $11 million gain related to the settlement of a cross-currency swap arrangement.

Pre-tax loss was $80 million in the first nine months of 2020 compared to pre-tax income of $127 million for the same period in 2019. Excluding the impairment charge and other items previously mentioned, non-GAAP pre-tax income was $113 million in the first nine months of 2020 compared to non-GAAP pre-tax income of $155 million in the same period of 2019.

Loss per share was $0.92 or $94.2 million (sic) [94.2 million] (00:20:35) in the first nine months of 2020 compared to earnings per share of $1.13 or 96.2 million shares in the first nine months of 2019.

Excluding the impairment charge and the items previously mentioned, non-GAAP fully-diluted earnings per share was $0.98 in the first nine months of 2020 compared to fully diluted earnings per share of $1.35 for the first nine months of 2019. Adjusted EBITDAS was $175 million in the first nine months of 2020 compared to $216 million in the first nine months of 2019.

Turning now to slide 12, I will now cover certain key balance sheet and cash flow items. As of September 30, 2020, available liquidity, which represents additional availability under our credit facility, plus cash on hand was $637 million compared to $340 million at the end of the third quarter of 2019. This additional liquidity reflects improved liquidity from working capital management, our cost reductions and proceeds from the convertible notes we issued during the second quarter.

We had a total net debt of $498 million, including $443 million of principal outstanding under our Term Loan B facility that was used to purchase Jack Wolfskin. Our net accounts receivable was $240 million, an increase of 7% compared to $223 million at the end of the third quarter of 2019, which is attributable to record sales in the quarter.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Days outstanding decreased slightly to 55 days as of September 30, 2020 compared to 56 days as of September 30, 2019. We continue to remain very comfortable, if not pleasantly surprised with the overall quality of our accounts receivable at this time.

Also displayed on slide 12, our inventory balance decreased by 5% to $325 million at the end of the third quarter of 2020. This decrease is primarily due to the high demand we are experiencing in the golf equipment business, partially offset by higher soft goods inventory related to COVID-19. Our teams have done an excellent job being proactive with regard to managing the inventory as soon as COVID hit us. They continue to be highly focused on inventory on hand as well as inventory in the field. We’re very pleased with our overall inventory position and the inventory of retail, particularly on the golf side of the business which remains low at this time.

Capital expenditures for the first nine months of 2020 was $31 million compared to $37 million for the first nine months of 2019. With expect our capital expenditures in 2020 to be approximately $35 million to $40 million, up slightly from the estimate we provided in May, but down substantially from our $55 million of planned capital expenditures at the beginning of the year due to our cost reduction actions.

Depreciation and amortization expense was $203 million for the first nine months of 2020. On a non-GAAP basis, depreciation and amortization expense, excluding the $174 million impairment charge was $29 million for the first nine months of 2020 and is estimated to be $35 million for the full-year of 2020. Depreciation and amortization expense was $25 million for the first nine months of 2019 and $35 million for full-year 2019.

I am now on slide 13. As we previously reported, we are no longer providing other specific financial guidance at this time due to the continued uncertainties surrounding the duration and the impact of COVID-19. Although, we expect some level of continued volatility due to the ongoing pandemic, third quarter trends have thus far continued into the fourth quarter.

Perhaps more importantly, all of our business segments as well as the Topgolf business support in the outdoor active and healthy way of life that is compatible with the world of social distancing and we now appreciate even further than all of our businesses are likely to be favored in both the realities of the current environment as well as anticipated consumer trends post-pandemic. These circumstances along with our increased liquidity will allow us to weather the pandemic and emerge in a position of strength to the benefit of our businesses and the Topgolf business post-merger.

That concludes our prepared remarks today and we will now open the call for questions. As Chip mentioned in his remarks due to time constraints, the primary focus of the Q&A should be the Callaway business and we have scheduled a virtual conference on Thursday to discuss the Topgolf business further. Operator, over to you.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question is going to come from the line of Daniel Imbro with Stephens.

Daniel Imbro	Q
Analyst, Stephens, Inc.

Yes. Good afternoon, guys. Thanks for taking our questions.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Hi, Daniel.
Daniel Imbro	Q
Analyst, Stephens, Inc.

Chip, just starting on the industry, you know, obviously the headlines today are on a vaccine, if we do get that in the next few months, do you think the game of golf has done enough to convert some of the more transitory golfers into repeatable core players? And if so, how do you feel about your production capacity and supply chain heading into 2021, assuming demand stays strong?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Daniel, obviously, yeah, I’m speculating on the long-term impact of the positive increase in participation that we’re seeing now, but I can’t imagine it can be anything, but positive, right?

We’re getting returning golfers and we’re getting new entrants and the new entrants are from multiple demographics. It’s addictive game. It’s a game that once you play you’re more likely to play again. So, the only conclusion that I can make is that it is a net positive for the long-term health of the industry and that it will favor our long-term growth rates.

But I’m unable to quantify that for you at this point of time. And clearly, golf is going to be one of those uniquely attractive segments that’s going to perform well in the pandemic and one would also believe post-pandemic based on the logic we’re talking about. And our supply chain is laboring to keep up currently, but it’s one of our strengths of our business and we have high confidence in it. And we’re making progress against those fronts and it should be an asset for the company and for our shareholders going forward.

Daniel Imbro	Q
Analyst, Stephens, Inc.

Great. And then the follow-up is on the online business and really where direct-to-consumer can go. We’re about eight months into this, has anything surprised you about the strength in the direct-to-consumer business? And do you think longer term, your DTC channels can become a bigger part of sales either in apparel or golf equipment? And then what does that mean for margins? Thanks.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Sure, Daniel. The direct-to-consumer has been a strategic focus for us, particularly on the apparel and soft goods segment. It’s something that we viewed as a long-term trend and an area that focus for the company and one of the reasons that we’ve invested so aggressively in that.

And clearly, the strength of that channel and the mix has been something that we’ve been very gratified with during the pandemic period and it’s accelerated the movement there. Our e-com channels now in that segment are quite significant. And for instance, on the Jack Wolfskin side, we’ve more than doubled our e-commerce business in that business since we’ve invested in it over the last several years. The TravisMathew business is now has a significant online percentage. And both of those businesses also have a strong and profitable retail base, which we think are strategic assets for them going forward. So, that clearly is attractive from a strategic basis and it’s attractive from a profitability and a margin basis.

Daniel Imbro	Q
Analyst, Stephens, Inc.

Great. Really helpful. Thanks, guys. Best of luck.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Thanks, Daniel.

Operator: Our next question will come from the line of Susan Anderson with B. Riley.

Susan Anderson	Q
Analyst, B. Riley Securities, Inc.

Hi. Good evening. Nice job on the quarter. I was wondering, if you could talk about, so it looks like their performance in Europe significantly underperformed the US, just curious to break out between Jack driving that and the golf segment. Maybe if you could talk about the comparison of golf in Europe versus the US in the quarter? Thanks.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Sure, Susan. The – so, you’re – if I – you broke up a little bit there. But I think the question was Europe specifically?

Susan Anderson	Q
Analyst, B. Riley Securities, Inc.

Correct. Yes.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Okay. Great. And that was specifically the overall movement there, where we were down in the quarter in Europe was due to Jack Wolfskin business. The Jack Wolfskin business, as I mentioned in my comments, was down on a US dollar basis 16% for the quarter, which exceeded our expectations. And I think it’s worth noting, exceeded the number one and number two players in that category during the quarter. So, the brand has shown itself to be exceptionally resilient and strong. Our golf business in Europe was up significantly for the quarter as you would have expected. And what you’re seeing in the regional breakout is just the sum of those two businesses added together.

Susan Anderson	Q
Analyst, B. Riley Securities, Inc.

Great. Perfect. And then, just a follow-up on Jack, maybe if you could talk about, it sounds like you feel like during the fourth quarter, all of your businesses continue to perform similar to third. I guess for Jack specifically, are you expecting some sequential improvement there from third into fourth? And then, looking up to next spring, how are you feeling about the business and maybe just any color you could give around the wholesale part of the business and what you’re hearing from your wholesale partners? Thanks.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Sure. Susan, as we’ve mentioned, we’re very pleased with the Jack Wolfskin business on a global basis and how strong that business has bounced back. We are expecting some volatility in Q4, because of the business’ strong position in Germany, as you know that market is – has all restaurants – and lot of the restaurants and bars et cetera are closed. The stores are open, but it’s a partial stay-at-home order, if you would, in that market. The UK market is really shutdown and France, which we don’t do any business in to speak of is shutdown, and Germany is going to be impacted for the month of November.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

So, I would expect there to be some volatility in the results for Q4. I wouldn’t call it overly meaningful, but it will impact some of the trends. We were continuing to see very strong results prior to the recent constraints that are put into place.

And then, if you look forward, we’re pleased with the overall trajectory of that business and we’re expecting next year to have some volatility in it and a very difficult time predicting it, given what we’re seeing as upticks in the virus and volatility around that. But the long-term trend of that business is very positive. We’re hearing good sellthrough results and the investments that we’ve made into that business are starting to resonate.

Susan Anderson	Q
Analyst, B. Riley Securities, Inc.

Great. That’s helpful. Thanks so much. Good luck for next quarter.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Thanks, Susan.

Operator: Our next question will come from the line of Joe Altobello with Raymond James.

Joseph Nicholas Altobello	Q
Analyst, Raymond James & Associates, Inc.

Hey, guys. Good afternoon. I just wanted to – let’s go back to the gross margin for a second. You did a nice job of explaining the decline year-over-year and all the puts and takes there, but I think you mentioned that there was only a slight increase in the equipment gross margin in the quarter, despite the fact that sales were up pretty nicely, so maybe speak to why the gross margin on the equipment side wasn’t up more in the quarter?

Brian P. Lynch	A
Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Sure, Joe. This is Brian.

Joseph Nicholas Altobello	Q
Analyst, Raymond James & Associates, Inc.

Hey, Brian.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Brian P. Lynch	A
Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Over – like we said earlier, I think it was up – golf equipment was up about 20 basis points. And I think that – the golf club portion was up more than that. It was offset a little bit by the ball segment. As you know, we’re working on improving gross margins in that business and then COVID hit, which slowed us down a little bit, but we’ve been making good progress since then, so that’s coming back, but there was a little bit delay in that improvement in that all business gross margins during COVID.

Joseph Nicholas Altobello	Q
Analyst, Raymond James & Associates, Inc.

And is that temporary or is that something that’s going to recur in the fourth quarter?

Brian P. Lynch	A
Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

It’s temporary. It was – again recently, they’re making very good progress and so it’ll continue to improve, I think, as we go through the quarter.

Joseph Nicholas Altobello	Q
Analyst, Raymond James & Associates, Inc.

Okay. And just to follow-up, I think, Chip, you mentioned earlier that if you look at retailer inventory, the historical lows at this point heading into 2021. Is there a way to quantify perhaps the sales tailwind that you guys could get from replenishing those inventories in 2021?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Joe, we’re not quantifying that at this point, but you’re correct in that the low inventory levels are unlikely to be – they won’t desire to sustain those. And so, in due course, we will catch-up to some degree on the field inventories. They are at levels right now that are below where our trading partners would like to keep them.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Joseph Nicholas Altobello	Q
Analyst, Raymond James & Associates, Inc.

Okay. Thanks, guys.

Operator: And our next question will come from the line of Casey Alexander with Compass Point.

Casey Alexander	Q
Analyst, Compass Point Research & Trading LLC

Hi, good afternoon. A lot of people are spending time on the revenue side. I’d like to flip over to the cost side here for a second, because your SG&A as a percentage of sales is down to what your selling used to be as a percentage of sales, which I understand comes from right-sizing the business and unfortunately having to eliminate some positions, but are you learning to operate more efficiently? And so can you sustain at a lower cost level and also have – are you learning to operate with potentially a lower real estate footprint as your leases come up in the future?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Casey, it’s Chip. You’re exactly right. We experienced really unprecedented levels of operating expense as a percentage of revenue during the quarter. And a lot of that unfortunately is not sustainable. Some of that was – during the quarter, we were continuing to operate with reduced salary levels for employees, et cetera. And that’s not going to be able to be continued nor would it be desirable to do so. But there are a few areas that we are learning and we’ll be more efficient going forward.

Our travel and expenditures were significantly down during the quarter. And it won’t be sustainable at this level, but there should be some net benefit in that area going forward. And on the real estate side, I think you’re right in that, I don’t believe we will shrink our real estate, but I will be hesitant to expand real estate as the business grows, because we have learned that we can do things remotely and in a more efficient manners going forward. So, there will be some positives from the learnings that we’ve experienced during this pandemic.

Casey Alexander	Q
Analyst, Compass Point Research & Trading LLC

Okay. Thank you for that. I would then peel down to the R&D line, because we know how the company builds its products based on innovation and your R&D is 22% below where it was tracking prior to the pandemic. Should we expect that to come back up to former levels or does artificial intelligence actually once you’ve made the investments give you some sort of cost advantage?

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

We should continue to leverage that over time, but it will largely bounce back to more traditional absolute levels. And then we should be able to leverage that as we continue to grow the business.

Casey Alexander	Q
Analyst, Compass Point Research & Trading LLC

Okay. And then last question, in the first quarter, any sort of one-time windfall from the absence of the PGA merchandise show?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Yes, Casey, it has to be, but it’s not a meaningful number for us at this stage. So – but with the PGA show going virtual, we will not have the expenditures associated with the PGA show and the travel and entertainment associated with that. That is not a meaningful number, but every little bit helps and that will be a net benefit in Q1.

Casey Alexander	Q
Analyst, Compass Point Research & Trading LLC

Well, we’ll miss the entertainment portion of that travel and entertainment, but – and I look forward to your presentation on Thursday. And thanks for taking my questions.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Thanks, Casey.

Operator: And our next question is going to come from the line of John Kernan with Cowen.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

John Kernan	Q
Analyst, Cowen & Co. LLC

Yeah. Excellent. Thanks for taking my questions. And congrats on a nice quarter, we’ll focus on the Callaway brand and business here. I wanted to just pose a longer term question, your ASPs have risen quite a bit in the past several years, the innovation profile support – obviously supported that.

I’m just wondering, where you think the long-term gross margin profile of the business can go to given that soft goods are now becoming a bigger portion of the overall business. You sound more confident on the Jack Wolfskin piece of the business. Can you – when you look at that there’s targets you gave us at the – on the prior call with Topgolf included. How does the overall margin profile and particularly the gross margin profile, the Callaway business fit into that? Thank you.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

John, this is Chip. Clearly, we’re anticipating over time to be able to continue to grow our gross margins. And we’ve been able to do that through increased operating leverage in our business as we’ve grown the business and making investments in efficiencies et cetera.

As we talked about right now, we just finished big investments in terms of the distribution center. We’re – for the largest part finished with our golf ball modernization and as those ramp up in scale, you will see gross margin improvement within that. You’re also going to see gross margin improvement with the soft goods segment at large and the movement of that business to its direct-to-consumer portions, which are meaningful portions of those businesses, so a lot of long-term positive outlooks relative to gross margin.

We’re not quantifying those at this point. And to the best of our ability, we baked those into the only guidance that we had given, which is the Topgolf merger 2022 guidance, but all positive trends moving forward on the gross margin basis.

John Kernan	Q
Analyst, Cowen & Co. LLC

It’s helpful. Thanks. And maybe just one question focused more on the shorter term. It sounds like you’re gaining confidence in Jack Wolfskin, the apparel business, honestly, in the third quarter had a better quarter than a lot of your peers did. So, I’m just wondering, how we should think about the soft goods part of the business going into the first half of next year? And any signs of – any signs – what signs we should be looking for in terms of Jack Wolfskin and the targets that you laid out for that brand and progress towards those targets into next year? Thank you.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Sure, John. Yeah, I think that it’s fair to say, we’re gaining confidence on all of our businesses, we’re in a very fortunate position right now. The golf business is experiencing unprecedented growth and in a position of strength and our brands are very strong and the TravisMathew business is very resolute – I mean, it grew nicely during the quarter and bouncing back very strong we believe very much in the long-term potential there.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

And some of the investments we’ve made in the Jack Wolfskin business are also coming in nicely. And as you can see over the last two quarters, it’s outperformed its largest competitors. And so, we’ve clearly made some nice progress there and we’re showing some strength there.

I think looking into the first half of next year, you got to be very confident in the long-term outlook, but you’re going to need to also be aware there’s likely to be continued volatility. So, we don’t feel confident predicting anything other than long-term trends right now and the long-term trends are very positive for these businesses.

John Kernan	Q
Analyst, Cowen & Co. LLC

Got it. Thanks, Chip.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Thank you.

Operator: And our next question will come from the line of Alex Maroccia with Berenberg.

Alex Maroccia	Q
Analyst, Berenberg Capital Markets LLC

Hi. Good afternoon, guys. How much did the Jack Wolfskin US e-com business contribute to that 108% yearover-year increase? And have you started making any inroads in building out a wholesale network to that business here in the States?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

The Jack Wolfskin North America was a very minor contributor, but we have started to see some nice progress there. So, we’re starting to get good – much improved return on our asset spends there and starting to see positive signs coming out of that business. But it’s very small at this point and insignificant contributor relative to that 108% that we just talked about.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

It is going to be an ongoing investment thesis for us. Not central to our success story, but we like what we’re seeing there. And if it does hit, we’ve got significant upside. So, pleased with what we’re seeing there. What was the second part of the question, Alex?

Alex Maroccia	Q
Analyst, Berenberg Capital Markets LLC

The wholesale network. I know you’ve been trying to build that out. Have you made any inroads?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

No, we have not intentionally, Alex. We are focusing that business in North America on e-com at this stage.

Alex Maroccia	Q
Analyst, Berenberg Capital Markets LLC

Okay. Understood. And then a second one on golf, given the uptick in newer entrants to the sport, can you talk about any changes you’re seeing in the product price mix and how you’re trying to up-sell people that might be new to the brand?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

You know, we haven’t really had a chance to get to [indiscernible] (00:45:37) Alex. The – as we’re just chasing demand right now, our brand is uniquely good for this type of environment though, because the research shows that we appeal to all types of golfers.

Now, we are a premium brand. So, it’s – but we can have new entrants and higher handicappers as well as the world’s elite players all fall in love with our brand and recognize its benefits. So, we think there’s a nice opportunity there, but we have not yet had the opportunity to work on transitioning them between their segments.

Alex Maroccia	Q
Analyst, Berenberg Capital Markets LLC

Okay. Thanks, Chip.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Thank you.

Operator: And our last question for the day will come from the line of Randy Konik with Jefferies.

Randal J. Konik	Q
Analyst, Jefferies LLC

Yeah. Thanks a lot. Good afternoon, everybody. I got on a little late. Just start – back on Jack Wolfskin for a second Chip, the – when you think about, you said on asset spend, are you primarily focused on incremental spend there to raise awareness in the North American market? Just want to – I’ve got to get some thoughts on where you’re incrementally investing on that brand at the moment?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Yeah. No. It’s a lot of search and specifically e-com marketing spend to drive both awareness and sales since we’re on an e-com direct-to-consumer model there. So, it’s one of those ones you can measure very quickly and adjust your model almost on a daily basis as they are building that e-com engine there.

Randal J. Konik	Q
Analyst, Jefferies LLC

Understood. Good. And then on that – on Callaway, did you give perspective on any differences you’re seeing, the ASP increases in the different categories within sticks that we – that are interesting or of note or anything sticked out between return customers that you probably have on file versus new ones coming in anything unique about any trends you’re noticing in the order patterns?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Randy at the moment, the business is so strong, we’re seeing it in every segment grow and across markets and demographics, so it’s a very unique period at the moment. So, nothing unique, we’re experiencing strength across the line.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Randal J. Konik	Q
Analyst, Jefferies LLC

Got it. And my last question would be just on the investments you talked about with the ball plant kind of having been made in the past and kind of being – been or now complete. When would you expect or when should we anticipate some of those efficiencies kind of impacting the numbers, if you will, on the margin side of things? When would that – something like that from a timing standpoint, is that first half next year, second half, 2022, just getting some – just any kind of help there would be great?

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

It should continue to ramp, so we saw ramping during the quarter

Randal J. Konik	Q
Analyst, Jefferies LLC

Okay.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

...the ball plant was shut down during Q2, opened up during Q2 was – with a lot of inefficiencies in scrap associated with the shutdown, restart. Then we’re also learning to operate new equipment and new processes there and the productivity rates have ramped nicely during Q3 and we expect to continue to improve going forward. So, we should start to see improved operating results on a year-over-year basis, starting that.

Randal J. Konik	Q
Analyst, Jefferies LLC

Great. Thanks guys. Talk to you, Thursday.

Oliver G. Brewer III	A
President, Chief Executive Officer & Director, Callaway Golf Co.

Yep, thank you.

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Callaway Golf Co. (ELY)	Corrected Transcript
Q3 2020 Earnings Call	09-Nov-2020

Operator: I’d now like to turn the call to Chip Brewer for closing comments.

Oliver G. Brewer III

President, Chief Executive Officer & Director, Callaway Golf Co.

Well, thank you everybody for dialing in. We appreciate your interest and the opportunity to spend time with you. We also look forward to talking to you on Thursday. And in the good things side of the world, I also want to congratulate Patrick Burke on 25 years with the company today. So, celebrating anniversary that I know you can congratulate him after the call. And thank you so much for your time.

Operator: Thank you for participating in today’s conference call. You may now disconnect.

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